File No. 69-427
                                                                       ------

                                                              File No. 69-293
                                                                       ------
                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM U-3A-2

 Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
        Provisions of the Public Utility Holding Company Act of 1935

                    To be Filed Annually Prior to March 1


       ------------------------------------------------------------

                        UNISOURCE ENERGY CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, Amendment No. 1 to its statement claiming exemption as a holding company, and

                        TUCSON ELECTRIC POWER COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant[s] and every subsidiary thereof, other than any exempt wholesale generator
    (EWG) or foreign utility company in which claimant[s] directly or indirectly holds an interest.

  UniSource Energy Corporation ("UniSource") was incorporated under the laws of the State of Arizona and is a holding company organized to acquire and hold the securities of other corporations. On January 1, 1998, UniSource and Tucson Electric Power Company ("TEP") completed a statutory share exchange (the "Share Exchange"), pursuant to which the outstanding common stock of TEP was exchanged, on a share-for-share basis, for shares of UniSource common stock, no par value. As a result of the Share Exchange, TEP became, and is now, a wholly-owned subsidiary of UniSource.
  Following the Share Exchange, UniSource acquired from TEP all of the outstanding stock of MEH Corporation.
  The information contained in this statement is furnished taking into account the Share Exchange and such transfer of the outstanding stock of MEH Corporation.
  UniSource controls, directly or indirectly, fifty percent (50%) or more of the "voting securities" of the following subsidiaries:

  I. TEP was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of UniSource. TEP was organized as an operating public utility engaged in the generation, purchase, transmission, distribution and sale of electricity to retail customers in the City of Tucson, Arizona, and the surrounding area and to wholesale customers. TEP holds the stock of Escavada Company, San Carlos Resources Inc. ("San
Carlos"), Sierrita Resources Inc. ("SRI"), Tucson Resources Inc. ("TRI") and Tucsonel Inc.
     A. Escavada Company was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of TEP engaged in the business of maintaining miscellaneous assets and property.
     B. San Carlos was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of TEP. San Carlos holds the title to Unit No. 2 of the Springerville Generating Station, a generating facility in commercial operation located in Apache County, Arizona, and is the lessee, jointly and severally with TEP, of an undivided one-half interest in all facilities and personal property used in common between Unit No. 1 and Unit
No. 2 of the Springerville Generating Station. San Carlos is not the operator of Unit No. 2 or any of such common facilities.
     C. SRI was incorporated under the laws of the State of Delaware and is a wholly-owned subsidiary of TEP. SRI was formed primarily to invest in financial assets.
         1. Santa Cruz Resources Inc. was incorporated under the laws of the State of Delaware and is a wholly-owned subsidiary of SRI. Santa Cruz Resources Inc. holds an investment in a financial service company.
     D. TRI was incorporated under the laws of the State of Delaware and is a wholly-owned subsidiary of TEP. TRI was organized primarily to invest in financial assets.
         1. Sabino Investing Inc. was incorporated under the laws of the State of Delaware and is a wholly-owned subsidiary of TRI. Sabino Investing Inc. holds certain real estate assets.
     E. Tucsonel Inc. was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of TEP. Tucsonel Inc. is presently inactive.
  II. MEH Corporation was incorporated under the laws of the State of Arizona and effective January 1, 1998 became a wholly-owned subsidiary of UniSource. MEH Corporation was organized to hold the stock of Advanced Energy Technologies, Inc., Millennium Energy Holdings, Inc., Nations Energy Corporation and Southwest Energy Solutions, Inc.
     A.  Advanced Energy Technologies, Inc. (formerly known as TEP Solar
Energy Corporation) was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of MEH Corporation. Advanced Energy Technologies, Inc. was organized to develop certain distributed energy projects, as well as renewable energy sources.
         1. Global Solar Energy, L.L.C. was formed under the laws of the State of Arizona and is fifty percent (50%) owned by Advanced Energy Technologies, Inc. Global Solar Energy, L.L.C. was organized for the purpose of engaging in the manufacture and sale of thin film photovoltaic modules for distributed energy applications.
     B. Millennium Energy Holdings, Inc. was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of MEH Corporation. Millennium Energy Holdings, Inc. was organized to hold TEP's interest in New Energy Ventures, L.L.C in 1997. As of January 1, 1998, MEH Corporation was transferred to UniSource.
         1. New Energy Ventures, L.L.C. was formed under the laws of the State of Arizona and is fifty percent (50%) owned by Millennium Energy Holdings, Inc. New Energy Ventures, L.L.C. was organized for the purpose of acting as a buyer's agent in procuring electric energy, performing energy services, engaging in power marketing and trading and other energy-related activities.
          a. NEV California, L.L.C. was formed under the laws of the State of Arizona and is a wholly-owned subsidiary of New Energy Ventures, L.L.C. NEV California, L.L.C. was organized for the purpose of acting as a buyer's agent in procuring electric energy, performing energy services, engaging in power marketing and trading and other energy-related activities.
          b. NEV East, L.L.C. was formed under the laws of the State of Arizona and is a wholly-owned subsidiary of New Energy Ventures, L.L.C. NEV East, L.L.C. was organized for the purpose of acting as a buyer's agent in procuring electric energy, performing energy services, engaging in power marketing and trading and other energy-related activities.
          c. NEV Midwest, L.L.C. was formed under the laws of the State of Arizona and is a wholly-owned subsidiary of New Energy Ventures, L.L.C. NEV Midwest, L.L.C. was organized for the purpose of acting as a buyer's agent in procuring electric energy, performing energy services, engaging in power marketing and trading and other energy-related activities.
          d. NEV Technologies, L.L.C. was formed under the laws of the State of Arizona and is a wholly-owned subsidiary of New Energy Ventures, L.L.C. NEV Technologies, L.L.C. was organized to market, own and operate distributed generation systems. NEV Technologies, L.L.C. does not currently own or operate any distributed generation systems.
     C. Nations Energy Corporation was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of MEH Corporation.
Nations Energy Corporation was organized to develop and invest in independent power projects in global energy markets, including QFs, EWGs and FUCOs, located in the United States and abroad.
         1. Nations-Colorado Energy Corporation was incorporated under the laws of the State of Delaware and is a wholly-owned subsidiary of Nations Energy Corporation. Nations-Colorado Energy Corporation holds a general and limited partnership interest in a partnership which in turn owns and operates an electric and thermal energy generating facility serving Coors Brewing Company in Golden, Colorado. The facility is a "qualifying facility" under the Public Utility Regulatory Policies Act of 1978.
         2. Nations Energy Holland Holding B.V. was formed under the laws of the Netherlands and is a wholly-owned subsidiary of Nations Energy Corporation. Nations Energy Holland Holding B.V. was organized for the purpose of investing in international independent power projects.
          a. Nations Kladno B.V. was formed under the laws of the Netherlands and is a wholly-owned subsidiary of Nations Energy Holland
Holding B.V. Nations Kladno B.V. was organized for the purpose of holding an interest in an independent power project in the Czech Republic.
          b. Nations Kladno II B.V. was formed under the laws of the Netherlands and is a wholly-owned subsidiary of Nations Energy Holland
Holding B.V. Nations Kladno II B.V. was organized for the purpose of holding an interest in an independent power project in the Czech Republic.
        3. Nations International Ltd. was incorporated under the laws of the Cayman Islands and is a wholly-owned subsidiary of Nations Energy
Corporation. Nations International Ltd. was organized for the purpose of investing in international independent power projects.
          a. Biomasa Generacion, S. de R.L. de C.V. was formed under the laws of Honduras and is ninety-one percent (91%) owned by Nations International
Ltd. Biomasa Generacion, S. de R.L. de C.V. was organized for the purpose of developing and owning biomass-fueled non-utility generating projects in Honduras. At the appropriate time, Biomasa Generacion, S. de R.L. de C.V. anticipates filing an EWG or foreign utility company application for any such projects that are constructed in Honduras.
          b. Nations BioGen Ltd. was incorporated under the laws of the Cayman Islands and is a wholly-owned subsidiary of Nations International Ltd. Nations BioGen Ltd. was organized for the purpose of investing in international independent power projects.
          c. Nations Curacao Ltd. was incorporated under the laws of the Cayman Islands and is a wholly-owned subsidiary of Nations International Ltd. Nations Curacao Ltd. was organized for the purpose of investing in international independent power projects.
          d. Suministradora de Materials Organicos, S.R.L. de C.V. was formed under the laws of Honduras and is ninety-one percent (91%) owned by Nations International Ltd. Suministradora de Materials Organicos, S.R.L. de C.V. was organized for the purpose of administering fuel supply to biomass projects in Honduras.
     D. Southwest Energy Solutions, Inc. was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of MEH Corporation. Southwest Energy Solutions, Inc. was organized for the purpose of supplying a variety of ancillary "beyond the meter" energy products and services to retail electric customers.
         1. SWPP Investment Company was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of Southwest Energy Solutions, Inc. SWPP Investment Company was organized for the purpose of manufacturing and selling concrete utility products.
          a. Sentinel Concrete Utility Poles, L.L.C. was formed under the laws of the State of Arizona and is fifty percent (50%) owned by SWPP Investment Company. Sentinel Concrete Utility Poles, L.L.C. was organized for the purpose of marketing and distributing concrete utility poles and products.
          b. SWPP International Ltd. was incorporated under the laws of the Cayman Islands and is a wholly-owned subsidiary of SWPP Investment Company. SWPP International Ltd. was organized to invest in a Mexican joint venture(s) related to the manufacturing and selling of concrete utility poles.
            (1) Productos de Concreto Internacionales, S. de R.L. de C.V. was formed under the laws of Mexico and is fifty percent (50%) owned by SWPP International Ltd. Productos de Concreto Internacionales, S. de R.L. de C.V. was organized for the purpose of manufacturing and selling of concrete utility poles and products.
  UniSource controls, directly or indirectly, less than ten percent (10%) of the "voting securities" of the following companies: None.

2.A brief description of the properties of claimant[s] and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant[s] and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

  UniSource does not directly own any property used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas.
  As of December 31, 1997, TEP owned or participated in an overhead electric transmission and distribution system consisting of 511 circuit-miles of 500 kV lines, 1,122 circuit-miles of 345 kV lines, 350 circuit-miles of 138 kV lines, 440 circuit-miles of 46 kV lines and 9,643 circuit-miles of lower voltage primary lines. The underground electric distribution system is comprised of 5,071 cable miles. Approximately twenty-four percent (24%) of the poles upon which the lower voltage lines are located are not owned by TEP. Electric substation capacity associated with the above-described electric system consisted of 173 substations with a total installed transformer capacity of 5,329,605 kVA. The above facilities are all located in Arizona except for certain transmission lines consisting of 560 circuit-miles of 345 kV in which TEP has a fractional undivided interest and which are located in the State of New Mexico and deliver electric energy to TEP's Arizona transmission lines at the Arizona-New Mexico border.

  Except as otherwise noted, TEP owns or has a leasehold interest in the following generating stations:

                                        Net
    Generating                      Capability Operating   TEP's    Share
      Source           Location         MW       Agent       %       MW
      -------           -------       -----      -----      ----    ----
San Juan Station   Farmington, NM      316        PNM       50.0      158
#1
San Juan Station   Farmington, NM      312        PNM       50.0      156
#2
Navajo Station #1  Page, AZ            750        SRP        7.5       56
Navajo Station #2  Page, AZ            750        SRP        7.5       56
Navajo Station #3  Page, AZ            750        SRP        7.5       56
Four Corners
Station #4         Farmington, NM      784        APS        7.0       55
Four Corners
Station #5         Farmington, NM      784        APS        7.0       55
Irvington Station  Tucson, AZ          422        TEP      100.0      422
Internal
Combustion         Tucson, AZ          218        TEP      100.0      218
Turbines
Springerville
Generating
Station #1         Springerville,      380        TEP      100.0      380
                   AZ
Springerville
Generating
Station #2 1       Springerville,      380        TEP      100.0      380
                   AZ                                                 ----

                                                          TOTAL     1,992

1    Title to Springerville #2 is held by San Carlos.

  The electric generating stations, TEP's general office building, operating headquarters, the warehouse, service center and the electric distribution and electric transmission facilities owned by TEP are located in Arizona, except as otherwise noted. TEP, individually and in conjunction with Public Service Company of New Mexico in connection with the San Juan Station, has acquired easements and leases for transmission lines and a water diversion facility located on the Navajo Indian Reservation. TEP has also acquired easements for transmission facilities, related to the San Juan and Navajo Generating Stations, across the Zuni, Navajo and Tohono O'Odham Indian Reservations.
  Various undivided interests in the common facilities at the Irvington Generating Station which serve Unit 4 were sold and are leased back by TEP.
  The fifty percent (50%) undivided interest of San Carlos in the common facilities at the Springerville Generating Station were sold by San Carlos and leased back by TEP and San Carlos, jointly and severally. The coal-handling facilities at the Springerville Generating Station were sold and are leased back by TEP. Effective December 15, 1992, TEP assumed the obligation of Century Power Corporation as Lessee under a sale and leaseback of Springerville Unit 1 and an undivided fifty percent (50%) interest in the facilities common to Unit 1 and Unit 2. San Carlos holds title to Unit 2 of the Springerville Generating Station.

3.The following information for the last calendar year with respect to claimant[s] and each of its subsidiary public utility companies:
  a. Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

                        Electricity              Gas
                  ----------------------- ------------------
UniSource                  None                  None
TEP                   10,899,869,000             None
San Carlos                 None                  None


  b. Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.
     None.

  c. Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                        Electricity               Gas
                  ------------------------ ------------------
UniSource                   None                  None
TEP                    2,189,832,000              None
San Carlos                  None                  None

  d. Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                        Electricity               Gas
                  ------------------------ ------------------
UniSource                   None                  None
TEP                    1,157,025,000              None
San Carlos                  None                  None

4.The following information for the reporting period with respect to claimant[s] and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:
  a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
     Inapplicable.
  b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.
     Inapplicable.
  c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.
     Inapplicable.
  d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.
     Inapplicable.
  e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).
     Inapplicable.

                                    EXHIBIT A

     Consolidating statements of income and surplus of the claimants and their subsidiary companies for the last calendar year, together with the consolidating balance sheets of claimants and their subsidiary companies as of the close of such calendar year.
  This statement is being filed by TEP to claim exemption in the event that San Carlos Resources Inc. is an "electric utility company" under the Act. However, the filing of this statement is not an acknowledgment by TEP that San Carlos Resources Inc. is an "electric utility company."
  The above-named claimants have caused this statement to be duly executed on their behalf by its authorized officer on this 26th day of February, 1998.

                         UNISOURCE ENERGY CORPORATION

                         By:

                              Karen G. Kissinger
                         ----------------------------------------
                              Karen G. Kissinger
                              Vice President, Controller and
                              Principal Accounting Officer


                         TUCSON ELECTRIC POWER COMPANY

                         By:
                              Karen G. Kissigner
                         ----------------------------------------
                              Karen G. Kissinger
                              Vice President and Controller

(Corporate Seal)

Attest:

--------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed: Dennis R. Nelson, Vice President, General Counsel and Corporate Secretary, UniSource Energy Corporation, 220 West Sixth Street, Tucson, Arizona 85701


                                                         UNISOURCE ENERGY CORPORATION ***                 AMENDMENT 1 - EXHIBIT A
                                                          CONSOLIDATED BALANCE SHEETS
                                                               DECEMBER 31, 1997
                                                                 (in thousands)
                                             UNISOURCE     TUCSON
                                              ENERGY      ELECTRIC        MEH      INVESTMENT     CONSOL.      1997
                                               CORP.      POWER CO.      CORP.*      SUBS **      ADJUST.     CONSOL.
                                            -----------  -----------  ----------  ----------   -----------  -----------
ASSETS

Utility Plant
  Plant in Service                           $          $ 2,194,150    $           $            $           $2,194,150
  Utility Plant Under Capital Leases                        893,064                                            893,064
  Construction Work in Progress                              72,404                                             72,404
                                                         -----------  ----------  ----------   -----------  -----------
    Total Utility Plant                                   3,159,618                                          3,159,618
  Less Accumulated Depreciation and
   Amortization                                            (982,621)                                          (982,621)
  Less Accumulated Amortization of
   Capital Leases                                           (73,728)                                           (73,728)
  Less Springerville Unit 1 Allowance                      (167,756)                                          (167,756)
                                                         -----------  ----------  ----------   -----------  -----------
    Total Utility Plant - Net                             1,935,513                                          1,935,513
                                                         -----------  ----------  ----------   -----------  -----------

Investments and Other Property                 216,878      123,800      21,098       9,648      (292,652)      78,772
                                            -----------  -----------  ----------  ----------   -----------  -----------

Current Assets
  Cash and Cash Equivalents                                  96,075      45,412       4,769                    146,256
  Note Receivable from Subsidiary                             3,600                                (3,600)           -
  Accounts Receivable                                        76,748         910       5,195       (11,628)      71,225
  Materials and Fuel                                         33,965          40                                 34,005
  Deferred Income Taxes - Current                            14,910                                             14,910
  Other                                                      22,469       1,184                                 23,653
                                                         -----------  ----------  ----------   -----------  -----------
    Total Current Assets                                    247,767      47,546       9,964       (15,228)     290,049
                                                         -----------  ----------  ----------   -----------  -----------

Deferred Debits - Regulatory Assets
  Income Taxes Recoverable Through
   Future Rates                                             170,034                                            170,034
  Deferred Common Facility Costs                             58,222                                             58,222
  Contract Termination Fee                                   48,077                                             48,077
  Deferred Springerville Unit 2 Costs                        11,590                                             11,590
  Deferred Lease Expense                                     11,571                                             11,571
  Other Deferred Regulatory Assets                           11,089                                             11,089
  Deferred Debits - Other                                    16,006                   3,486                     19,492
                                                         -----------  ----------  ----------   -----------  -----------
    Total Deferred Debits                                   326,589                   3,486                    330,075
                                            -----------  -----------  ----------  ----------   -----------  -----------
Total Assets                                  $216,878   $2,633,669   $  68,644   $  23,098    $ (307,880)  $2,634,409
                                            ===========  ===========  ==========  ==========   ===========  ===========

*   MEH Corporation is the parent company of Advanced Energy Technologies, Inc. Millennium Energy Holdings, Inc.,
      Nations Energy Corporation, and Southwest Energy Solutions, Inc.
**  Investment Subs include TRI, SRI and Escapade.  These subsidiaries are wholly-owned by Tucson Electric Power Company.
*** UniSource's consolidated financial statements presented herein include the financial results of operations of
      UniSource and its wholly-owned subsidiaries as if the current holding company structure had existed in all periods shown.  For the periods presented UniSource's operations and those of TEP are substantially the same.



                                                         UNISOURCE ENERGY CORPORATION                     AMENDMENT 1 - EXHIBIT A
                                                          CONSOLIDATED BALANCE SHEETS
                                                               DECEMBER 31, 1997
                                                                 (in thousands)
                                                  UNISOURCE      TUCSON
                                                   ENERGY       ELECTRIC     MEH       INVESTMENT    CONSOL.       1997
                                                    CORP.       POWER CO.    CORP.        SUBS       ADJUST.      CONSOL.
                                                 -----------  -----------  ---------  ----------  -----------  -----------
CAPITALIZATION AND OTHER LIABILITIES

Capitalization
  Common Stock                                    $ 638,904   $  638,904   $          $       3   $ (638,907)  $  638,904
  Premium on Capital Stock                                                   78,906     276,731     (355,637)           -
  Accumulated Deficit                              (422,026)    (429,577)    (8,773)   (271,093)     709,443     (422,026)
                                                 -----------  -----------  ---------  ----------  -----------  -----------
  Common Stock Equity                               216,878      209,327     70,133       5,641     (285,101)     216,878
  Capital Lease Obligations                                      890,257                                          890,257
  Long-Term Debt                                               1,215,120                                        1,215,120
                                                 -----------  -----------  ---------  ----------  -----------  -----------
    Total Capitalization                            216,878    2,314,704     70,133       5,641     (285,101)   2,322,255
                                                 -----------  -----------  ---------  ----------  -----------  -----------

Current Liabilities
  Note Payable to Parent                                                                  3,600       (3,600)           -
  Current Obligations Under Capital Leases                        14,552                                           14,552
  Current Maturities of Long-Term Debt                               500                                              500
  Accounts Payable                                                40,266        718       5,553      (11,628)      34,909
  Interest Accrued                                                64,812                                           64,812
  Taxes Accrued                                                   24,373         32          (8)                   24,397
  Contract Termination Fee Payable                                10,000                                           10,000
  Other                                                           18,612        264         175                    19,051
                                                              -----------  ---------  ----------  -----------  -----------
     Total Current Liabilities                                   173,115      1,014       9,320      (15,228)     168,221
                                                              -----------  ---------  ----------  -----------  -----------

Deferred Credits and Other Liabilities
  Deferred Income Taxes - Noncurrent                              79,552     (2,532)                     586       77,606
  Accumulated Deferred Investment Tax Credits
   Regulatory Liability                                           11,905                                           11,905
  Other Regulatory Liabilities                                    17,591                                           17,591
  Other                                                           36,802         29       8,137       (8,137)      36,831
                                                              -----------  ---------  ----------  -----------  -----------
    Total Deferred Credits and Other Liabilities                 145,850     (2,503)      8,137       (7,551)     143,933
                                                ------------  -----------  ---------  ----------  -----------  -----------
Total Capitalization and Other Liabilities         $216,878   $2,633,669   $ 68,644   $  23,098   $ (307,880)  $2,634,409
                                                ============  ===========  =========  ==========  ===========  ===========




                                                         UNISOURCE ENERGY CORPORATION     AMENDMENT 1 - EXHIBIT A
                                                       CONSOLIDATED STATEMENTS OF INCOME
                                                     TWELVE MONTHS ENDED DECEMBER 31, 1997
                                                  (in thousands except for per share amounts)

                                            UNISOURCE     TUCSON
                                             ENERGY      ELECTRIC      MEH      INVESTMENT     CONSOL.      1997
                                              CORP.      POWER CO.     CORP.       SUBS        ADJUST.     CONSOL.
                                           -----------  ---------   ---------  ----------   ---------  ----------
UTILITY OPERATIONS
Operating Revenues
 Retail Customers                            $           $624,361    $          $            $  (140)   $ 624,221
 Amortization of MSR Option Gain
  Regulatory Liability                                      8,105                                           8,105
 Sales for Resale                                          97,567                                          97,567
                                                         ---------   ---------  ----------  ---------   ----------
    Total Operating Revenues                              730,033                               (140)     729,893
                                                         ---------   ---------  ----------  ---------   ----------
Operating Expenses
 Fuel and Purchased Power                                 216,163                                         216,163
 Capital Lease Expense                                    103,914                                         103,914
 Amortization of Springerville
  Unit 1 Allowance                                        (28,037)                                        (28,037)
 Other Operations                                         107,199                                         107,199
 Maintenance and Repairs                                   36,657                                          36,657
 Depreciation and Amortization                             86,405                                          86,405
 Taxes Other Than Income Taxes                             51,339                                          51,339
 Voluntary Severance Plan Expense - Net                     2,933                                           2,933
 Income Taxes                                              19,297                                          19,297
                                                         ---------   ---------  ----------  ----------  ----------
    Total Operating Expenses                              595,870           -           -           -     595,870
                                                         ---------   ---------  ----------  ----------  ----------
     Utility Operating Income                             134,163           -           -        (140)    134,023
                                                         ---------   ---------  ----------  ----------  ----------
Other Income (Deductions)
 Income Taxes                                              38,563       2,838                              41,401
 Reversal of Loss Provision                                     -                  10,154                  10,154
 Interest Income                                            8,023         426         384        (268)      8,565
 Other Income (Deductions)                                  7,053      (8,608)     (1,002)     (3,813)     (6,370)
 UNS - Earnings of Subsidiaries                  83,572                                       (83,572)          -
                                             -----------  ---------   ---------  ----------  ----------  ----------
    Total Other Income (Deductions)              83,572    53,639      (5,344)      9,536     (87,653)     53,750
                                             -----------  ---------   ---------  ----------  ----------  ----------
Income (Loss) before Interest Expense            83,572   187,802      (5,344)      9,536     (87,793)    187,773
                                             -----------  ---------   ---------  ----------  ----------  ----------

Interest Expense
 Long-Term Debt - Net                                      63,573                                          63,573
 Interest Imputed on Losses Recorded
  at Present Value                                         32,657                                          32,657
 Short-Term Debt                                               39          47         182        (268)          -
 Other Interest Expense                                     7,961                      10                   7,971
                                                         ---------   ---------  ----------   ---------  ----------
    Total Interest Expense                                104,230          47         192        (268)    104,201
                                              ---------  ---------   ---------  ----------  ----------  ----------
Net Income (Loss)                               $83,572  $ 83,572    $ (5,391)    $ 9,344    $(87,525)   $ 83,572
                                              =========  =========   =========  ==========  ==========  ==========
Average Shares of
 Common Stock Outstanding                                                                                  32,136

Basic Earnings Per Share                                                                                    2.60
                                                                                                        ==========
Diluted Earnings Per Share                                                                                  2.59
                                                                                                        ==========






                                                         TUCSON ELECTRIC POWER COMPANY                                   EXHIBIT A
                                                          CONSOLIDATED BALANCE SHEETS
                                                               DECEMBER 31, 1997
                                                                 (in thousands)
                                              TUCSON
                                             ELECTRIC        MEH      INVESTMENT     CONSOL.      1997
                                             POWER CO.      CORP.*      SUBS **      ADJUST.     CONSOL.
                                            -----------  ----------  ----------   -----------  -----------
ASSETS

Utility Plant
  Plant in Service                         $ 2,194,150    $           $            $           $2,194,150
  Utility Plant Under Capital Leases           893,064                                            893,064
  Construction Work in Progress                 72,404                                             72,404
                                            -----------  ----------  ----------   -----------  -----------
    Total Utility Plant                      3,159,618                                          3,159,618
  Less Accumulated Depreciation and
   Amortization                               (982,621)                                          (982,621)
  Less Accumulated Amortization of
   Capital Leases                              (73,728)                                           (73,728)
  Less Springerville Unit 1 Allowance         (167,756)                                          (167,756)
                                            -----------  ----------  ----------   -----------  -----------
    Total Utility Plant - Net                1,935,513                                          1,935,513
                                            -----------  ----------  ----------   -----------  -----------

Investments and Other Property                 123,800      21,098       9,648       (75,774)      78,772
                                            -----------  ----------  ----------   -----------  -----------

Current Assets

  Cash and Cash Equivalents                     96,075      45,412       4,769                    146,256
  Note Receivable from Subsidiary                3,600                                (3,600)           -
  Accounts Receivable                           76,748         910       5,195       (11,628)      71,225
  Materials and Fuel                            33,965          40                                 34,005
  Deferred Income Taxes - Current               14,910                                             14,910
  Other                                         22,469       1,184                                 23,653
                                            -----------  ----------  ----------   -----------  -----------
    Total Current Assets                       247,767      47,546       9,964       (15,228)     290,049
                                            -----------  ----------  ----------   -----------  -----------

Deferred Debits - Regulatory Assets
  Income Taxes Recoverable Through
   Future Rates                                170,034                                            170,034
  Deferred Common Facility Costs                58,222                                             58,222
  Contract Termination Fee                      48,077                                             48,077
  Deferred Springerville Unit 2 Costs           11,590                                             11,590     8
  Deferred Lease Expense                        11,571                                             11,571
  Other Deferred Regulatory Assets              11,089                                             11,089
  Deferred Debits - Other                       16,006                   3,486                     19,492
                                            -----------  ----------  ----------   -----------  -----------
    Total Deferred Debits                      326,589                   3,486                    330,075
                                            -----------  ----------  ----------   -----------  -----------
Total Assets                                $2,633,669   $  68,644   $  23,098    $  (91,002)  $2,634,409
                                            ===========  ==========  ==========   ===========  ===========

*   MEH Corporation is the parent company of Advanced Energy Technologies, Inc. Millennium Energy Holdings, Inc.,
      Nations Energy Corporation, and Southwest Energy Solutions, Inc.
** Investment Subs include TRI, SRI and Escavada.



                                                         TUCSON ELECTRIC POWER COMPANY                                   EXHIBIT A
                                                          CONSOLIDATED BALANCE SHEETS
                                                               DECEMBER 31, 1997
                                                                 (in thousands)
                                                   TUCSON
                                                  ELECTRIC     MEH       INVESTMENT    CONSOL.       1997
                                                  POWER CO.    CORP.        SUBS       ADJUST.      CONSOL.
                                                 -----------  ---------  ----------  -----------  -----------
CAPITALIZATION AND OTHER LIABILITIES

Capitalization
  Common Stock                                   $  645,261   $          $       3   $       (3)  $  645,261
  Premium on Capital Stock                                      78,906     276,731     (355,637)           -
  Capital Stock Expense                              (6,357)                                          (6,357)
  Accumulated Deficit                              (429,577)    (8,773)   (271,093)     287,417     (422,026)
                                                 -----------  ---------  ----------  -----------  -----------
  Common Stock Equity                               209,327     70,133       5,641      (68,223)     216,878
  Capital Lease Obligations                         890,257                                          890,257
  Long-Term Debt                                  1,215,120                                        1,215,120
                                                 -----------  ---------  ----------  -----------  -----------
    Total Capitalization                          2,314,704     70,133       5,641      (68,223)   2,322,255
                                                 -----------  ---------  ----------  -----------  -----------

Current Liabilities
  Note Payable to Parent                                                     3,600       (3,600)           -
  Current Obligations Under Capital Leases           14,552                                           14,552
  Current Maturities of Long-Term Debt                  500                                              500
  Accounts Payable                                   40,266        718       5,553      (11,628)      34,909
  Interest Accrued                                   64,812                                           64,812
  Taxes Accrued                                      24,373         32          (8)                   24,397
  Contract Termination Fee Payable                   10,000                                           10,000
  Other                                              18,612        264         175                    19,051
                                                 -----------  ---------  ----------  -----------  -----------
     Total Current Liabilities                      173,115      1,014       9,320      (15,228)     168,221
                                                 -----------  ---------  ----------  -----------  -----------

Deferred Credits and Other Liabilities
  Deferred Income Taxes - Noncurrent                 79,552     (2,532)                     586       77,606
  Accumulated Deferred Investment Tax Credits
   Regulatory Liability                              11,905                                           11,905
  Other Regulatory Liabilities                       17,591                                           17,591
  Other                                              36,802         29       8,137       (8,137)      36,831
                                                 -----------  ---------  ----------  -----------  -----------
    Total Deferred Credits and Other Liabilities    145,850     (2,503)      8,137       (7,551)     143,933
                                                 -----------  ---------  ----------  -----------  -----------
Total Capitalization and Other Liabilities       $2,633,669   $ 68,644   $  23,098   $  (91,002)  $2,634,409
                                                 ===========  =========  ==========  ===========  ===========




                                                         TUCSON ELECTRIC POWER COMPANY                   EXHIBIT A
                                                       CONSOLIDATED STATEMENTS OF INCOME
                                                     TWELVE MONTHS ENDED DECEMBER 31, 1997
                                                  (in thousands except for per share amounts)

                                             TUCSON
                                            ELECTRIC      MEH      INVESTMENT     CONSOL.      1997
                                            POWER CO.     CORP.       SUBS        ADJUST.     CONSOL.
                                            ---------   ---------  ----------   ---------  ----------
UTILITY OPERATIONS
Operating Revenues
 Retail Customers                           $624,361    $          $            $  (140)   $ 624,221
 Amortization of MSR Option Gain
  Regulatory Liability                         8,105                                           8,105
 Sales for Resale                             97,567                                          97,567
                                            ---------   ---------  ----------  ---------   ----------
    Total Operating Revenues                 730,033                               (140)     729,893
                                            ---------   ---------  ----------  ---------   ----------
Operating Expenses
 Fuel and Purchased Power                    216,163                                         216,163
 Capital Lease Expense                       103,914                                         103,914
 Amortization of Springerville
  Unit 1 Allowance                           (28,037)                                        (28,037)
 Other Operations                            107,199                                         107,199
 Maintenance and Repairs                      36,657                                          36,657
 Depreciation and Amortization                86,405                                          86,405
 Taxes Other Than Income Taxes                51,339                                          51,339
 Voluntary Severance Plan Expense - Net        2,933                                           2,933
 Income Taxes                                 19,297                                          19,297
                                            ---------   ---------  ----------  ----------  ----------
    Total Operating Expenses                 595,870           -           -           -     595,870
                                            ---------   ---------  ----------  ----------  ----------
     Utility Operating Income                134,163           -           -        (140)    134,023
                                            ---------   ---------  ----------  ----------  ----------
Other Income (Deductions)
 Income Taxes                                 38,563       2,838                              41,401
 Reversal of Loss Provision                        -                  10,154                  10,154
 Interest Income                               8,023         426         384        (268)      8,565
 Other Income (Deductions)                     7,053      (8,608)     (1,002)     (3,813)     (6,370)
                                            ---------   ---------  ----------  ----------  ----------
    Total Other Income (Deductions)           53,639      (5,344)      9,536      (4,081)     53,750
                                            ---------   ---------  ----------  ----------  ----------
Income (Loss) before Interest Expense        187,802      (5,344)      9,536      (4,221)    187,773
                                            ---------   ---------  ----------  ----------  ----------

Interest Expense
 Long-Term Debt - Net                         63,573                                          63,573
 Interest Imputed on Losses Recorded
  at Present Value                            32,657                                          32,657
 Short-Term Debt                                  39          47         182        (268)          -
 Other Interest Expense                        7,961                      10                   7,971
                                            ---------   ---------  ----------   ---------  ----------
    Total Interest Expense                   104,230          47         192        (268)    104,201
                                            ---------   ---------  ----------  ----------  ----------
Net Income (Loss)                           $ 83,572    $ (5,391)    $ 9,344    $ (3,953)   $ 83,572
                                            =========   =========  ==========  ==========  ==========



           UNISOURCE ENERGY CORPORATION
             FINANCIAL DATA SCHEDULE
             AMENDMENT 1 - EXHIBIT B
                DECEMBER 31, 1997
                  (in thousands)


Total Assets                          $2,634,409
                                      ===========

Total Operating Revenues              $  729,893
                                      ===========

Net Income                            $   83,572
                                      ===========


          TUCSON ELECTRIC POWER COMPANY
             FINANCIAL DATA SCHEDULE
                    EXHIBIT B
                DECEMBER 31, 1997
                  (in thousands)


Total Assets                          $2,634,409
                                      ===========

Total Operating Revenues              $  729,893
                                      ===========

Net Income                            $   83,572
                                      ===========



                                  EXHIBIT C

  An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.
  Not applicable.